

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Xianfeng Yang
Chief Executive Officer
BIT Mining Ltd
Units 813 &815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

Re: BIT Mining Ltd
Form 20-F for the Fiscal Years Ended December 31, 2021 and 2022
File No. 001-36206

Dear Xianfeng Yang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology